UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024
Commission File Number: 001-40238

HYWIN HOLDINGS LTD.

F3, Hywin Financial Centre, 8 Yincheng Mid. Road, Pudong New District,

Shanghai, People’s Republic of China, 200120
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Hywin Holdings Announces Unaudited Financial Results for the First Half of Fiscal Year 2024

On June 28, 2024 Beijing Time, the registrant announced its unaudited financial results for the first half of fiscal year 2024 ended December 31, 2023. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

99.1	Press release dated June 28, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hywin Holdings Ltd.

By:	/s/ Wang Dian
Name:	Wang Dian
Title:	Chief Executive Officer

Date: June 28, 2024 Beijing Time